November 18, 2019

Michael Gilmore
Chief Executive Officer
Gilmore Homes Gilmore Loans LLC
5401 Old National Highway, #419
Atlanta, Georgia 30349

       Re: Gilmore Homes Gilmore Loans LLC
           Amendment No. 6 to
           Offering Statement on Form 1-A
           Filed November 1, 2019
           File No. 024-11011

Dear Mr. Gilmore:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2019 letter.

Amendment No. 6 to Offering Statement on Form 1-A

General

1. We note your responses to prior comments 1 and 2 as well as the disclosure on page 62 that you no longer require mandatory arbitration. We further note the revisions in Section
      13 of your operating agreement, including the statement: "However, revisions and disclosures in this Operating Agreement and the Offering Statement remains [sic] so that
      Investors can be aware of federal claims and litigation appertaining to a potential mandatory arbitration and the risk that a court may find mandatory arbitration provision unenforceable." We are unclear what you mean by this statement. Please revise to remove all disclosure regarding mandatory arbitration. Additionally, please revise your
 Michael Gilmore
Gilmore Homes Gilmore Loans LLC
November 18, 2019
Page 2
         operating agreement to remove the mandatory arbitration provisions. You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468
if you have
questions regarding comments on the financial statements and related matters. Please contact
Jonathan Burr at 202-551-5833 or Jennifer Gowetski at 202-551-3401 with any other questions.



FirstName LastNameMichael Gilmore                           Sincerely,
Comapany NameGilmore Homes Gilmore Loans LLC
                                                            Division of
Corporation Finance
November 18, 2019 Page 2                                    Office of Real
Estate & Construction
FirstName LastName